United States Securities and Exchange Commission
Washington, DC
Mail stop 4-6
RE:   Gondwana Energy Ltd.
         Registration Statement on Form 10-SB
         Comments to initial filing.
         File No. 0-51203

COMMENT: 1 GENERAL

Supplemental Disclosure:

Compliance with Rule 419 of the Securities Act

Gondwana is not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended (the "Act") defines the term "blank check company" to mean, any development stage company that is issuing a penny stock that, "(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies."

Gondwana has a specific plan and purpose. Its business purpose is to engage in exploration and its specific plan is to explore for oil and gas. Gondwana has had previous exploration interest and though we currently have not secured new properties we are active in our operations and efforts to secure interests as desribed in our registration statement. In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, "Rule 419 does not apply to offerings by small businesses ... where a detailed plan of business is developed, but the specific investment properties are unidentified .... Likewise, start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering."

Gondwana has not indicated in any manner whatsoever, that it plans to merge with an unidentified company or companies. Its plan is to engage in the business of oil and gas exploration.

As a matter of law, Gondwana is not a blank check corporation as defined in section 7(b)(3) of the Act and is not subject to the provisions or Rule 419 of the Act.

COMMENT: 2 GENERAL

Amended Disclosure: Security ownership of certain beneficial owners and management, page 13, paragraph 3

There are no limitations on future issuance of our common stock to management, promoters or their affiliates or associates. We may issue stock to these individuals for services rendered in lieu of cash payments. An issuance of stock will dilute your ownership in our company and might result in a reduction of your share value. We currently have no plans for the issuance of shares to management or promoters or their affiliates or associates for services rendered.

COMMENT: 3 GENERAL

Supplemental Disclosure:

The promoters, management and/or principal shareholders of the company have no intention of promoting any blank check or shell entities.

COMMENT: 4 GENERAL

Supplemental Disclosure:

The company's promoters and management have not previously been involved in any blank check offerings.

COMMENT: 5 GENERAL

Amended Disclosure: Business of Issuer, page 5, paragraph 2

This 10SB is filed voluntarily and we intend to continue filing periodic reports even if our obligations are suspended under the Exchange Act as far as it is required under the Exchange Act.

COMMENT: 6 GENERAL

Amended Disclosure: Cover page

AMENDMENT 1

TO

FORM 10-SB

SEC file # 0-51203

COMMENT: 7 DESCRIPTION OF BUSINESS

Amended Disclosure: Business of the Issuer, page 3, paragraph 3

We are an exploration stage company engaged in the assessment, acquisition, exploration and development of oil and gas properties that meet the following general investment criteria: onshore shallow targets, adjacent to and/or on trend with previous discoveries, at least twelve months before any cash outlays are required, maintaining 10-15% ownership interest, and with total cash commitments of $250,000 to $300,000 per well.

SUPPLEMENTAL DISCLOSURE

Since our initial 10SB filing we have expanded our assessment of exploration opportunities to include the Western Canadian Basin in Alberta, Canada. We have amended the registration statement to account for this in the following locations.

AMENDED DISCLOSURE - Business development, page 3, Paragraph 1

Our operational efforts to date have been primarily focused in New Zealand and we intend to submit applications for new exploration permits to the government of New Zealand and acquire oil and gas interests through joint venture agreements with existing permit holders. We are also assessing exploration opportunities in western Canada.

AMENDED DISCLOSURE - Business of the issuer, page 4, paragraph 1

Though we are pursuing exploration opportunities in Canada's western sedimentary basin the majority of our efforts are dedicated toward securing exploration interests in New Zealand's Taranaki, Canterbury and East coast basins through joint venture agreement with existing permit holders and through government through gazettal.

AMENDED DISCLOSURE - Business of the issuer, page 4, paragraph 4

We have also held preliminary discussions with existing permit holders with interests in the onshore Taranaki Basin and the onshore and offshore Canterbury basin. Additionally, though not part of the company's primary effort we have commenced preliminary assessments of various exploration opportunities in the Western Sedimentary basin in Canada.

AMENDED DISCLOSURE - Plan of operations, page 11, paragraph 4

To date we have held preliminary discussions with existing permit holders active in the Taranaki Basin and Canterbury Basin in New Zealand's north and south islands. Additionally, though not the company's primary focus we have initiated preliminary assessments with permit holders active in Canada's western sedimentary basin. These discussions have centered on the specific requirements of the exploration programs including but not limited to play types, land title security, and operating budgets and time commitments. To date no formal agreement or understandings have been reached between the parties on any of our discussions.

AMENDED DISCLOSURE - Plan of operations, page 11, paragraph 7

Including, but not limited to discussions with and assessment of potential future directors, review seismic, drilling and geological data on properties presently being tendered by the New Zealand Ministry of Economic Development and for properties available through joint venture with existing permit holders both in New Zealand and Canada.

COMMENT: 8 DESCRIPTION OF BUSINESS

Amended Disclosure: Business of Issuer, page 4, paragraph 1

Though we are pursuing exploration opportunities in Canada's western sedimentary basin the majority of our efforts are dedicated toward securing exploration interests in New Zealand's Taranaki, Canterbury and East coast basins through joint venture agreement with existing permit holders and through government through gazettal.

COMMENT: 9 DESCRIPTION OF BUSINESS

Supplemental Disclosure:

We have removed the paragraph discussing "safe harbor" and forward looking statements.

COMMENT: 10 DESCRIPTION OF BUSINESS

Supplemental Disclosure:

Our reference to "during the fiscal year" was made in error. We do not anticipate raising any funds during the fiscal year and has disclosed throughout the registration statement only anticipate a need for future financing after March 31st, 2006.

Amended Disclosure: Business of Issuer, page 5, paragraph 1

We currently have adequate funds for operations until March 31st, 2006. If we are successful in securing exploration properties we will require additional funds to discharge our exploration obligations. We anticipate raising additional financing through the sale of equity securities after March 2006, although there can be no assurance that such funding will be available. We currently have no specific plans developed and have only held preliminary discussions with potential funders. In the event that future equity financing cannot be raised or negotiations for funding are not successful, our plan of operations may be curtailed.

COMMENTS: 11 DESCRIPTION OF BUSINESS

Amended Disclosure: Business of Issuer, page 4, paragraph 2

He has not entered into any employment or consulting agreement with us but has committed to work for the company through March of 2006. He is currently paid a consulting fee of $2,000 per month.

COMMENTS: 12 DESCRIPTION OF BUSINESS

Supplemental Disclosure:

The plural used in the reference to the "other interests or competing businesses" was made in error. Mr. Fink has only one other interest and business that may conflict with our operations.

Amended Disclosure: Business of Issuer, page 4, paragraph 2

Our sole officer and director devotes a significant amount of his time to another business, which may conflict with our operations and business. Presently he acts as a senior exploration geophysicist to Samson Investment Company, a US based oil and gas exploration and production company. His responsibilities include mapping and evaluation of all seismic data, generating relevant maps, identifying new exploration trends and determining drillable prospects in key horizons. Other than his work with Samson Investment Company he has no other business interests however, there is no guarantee that he will not enter into additional business relationships that may compete with us. A conflict of interest could conceivably arise between the best interests of our company and the best interests of Mr. Fink's other business interests. In such a situation where a conflict of interest exists any decision by Mr. Fink which furthers the best interests of other competing businesses may be harmful to our business.

COMMENT: 13 DESCRIPTION OF BUSINESS

Amended Disclosure: Business of Issuer, page 4

We are reviewing existing publicly available data in the onshore Taranaki and Canterbury Basins in New Zealand's north and south islands and await the release of data packages for the upcoming government gazettal for the east coast basin in July 2005. These data packages significantly reduce the time and costs associated with evaluating prospectivity and preparing a bid or joint venture proposal for exploration permits.

We have also held preliminary discussions with existing permit holders with interests in the onshore Taranaki Basin and the onshore and offshore Canterbury basin. Additionally, though not part of the company's primary effort we have commenced preliminary assessments of various exploration opportunities in the Western Sedimentary basin in Canada.

To date we have held only preliminary discussions related to potential future funding. Though we raised $12,700 in cash from a private placement we have not secured agreements for future funding.

COMMENT: 14 DESCRIPTION OF BUSINESS

Supplemental Disclosure

The statement "We intend to derive all of our revenue from a discovery of commercial quantities of hydrocarbons" was included to fully disclose that our ultimate business viability is predicated the success of our oil and gas exploration efforts.

Amended Disclosure: Business of Issuer, page 4, paragraph 5

Our business plan is limited in its scope and we intend to derive revenue from a discovery of commercial quantities of hydrocarbons. We have no other business plans and if we are unsuccessful in discovering commercial quantities of hydrocarbons our business will fail.

COMMENT: 15 DESCRIPTION OF BUSINESS

Supplemental Disclosure

The wording in this section is included as a risk factor and has been deleted from this part of the disclosure document. Further we have included the working capital balance as of March 31, 2005.

Amended Disclosure: Risk factors, page 7, paragraph 7

At the end of our last quarter dated March 31, 2005, we had $54,669 in working capital. Our anticipated expenditures for the period up to March 31, 2006 are approximately $53,000.

Amended Disclosure; Risk factors, page 7, paragraph 8

Based upon our financial position our auditors have expressed doubt about our ability to continue as a going concern. We will be unable to continue as a going concern if we are unable to earn sufficient revenues from operations or to raise additional capital through debt or equity financings to meet our future capital obligations. As of March 31, 2005 we have working capital of $54,669, sufficient to finance our current capital requirements until March 31, 2006. If we do not raise the capital required to carry out our plan of operations after March 31, 2006, we will be unable to continue as a going concern and you may lose your entire investment.

COMMENT: 16 DESCRIPTION OF BUSINESS

Supplemental Disclosure

The registration statement has been amended to specify that we are directly affected by our obligations and responsibilities as set out in the Crown Minerals Act of 1991.

Amended Disclosure: New Zealand petroleum exploration permits, page 5, paragraph 3

The following is a brief outline of the requirements associated with exploration permits in New Zealand. We will incur significant expenses regardless of our success in securing oil and gas exploration interests. However, the requirements listed below highlight the royalties, commitments and associated expenses we would incur in the event that we successfully secure a joint venture partnership or exploration permit through gazettal.

In New Zealand, an exploration permit is a form of tenure held under the Crown Minerals Act of 1991. The Ministry of Economic Development grants Exploration permits for specified minerals in a specific area, and we will have to prescribe work to be performed over the term of the permit.

Under the New Zealand Crown Minerals Act of 1991, an exploration permit, grants the right to explore for hydrocarbons for a term of five years and may be extended for up to a further five years over half its area on conditions the Ministry of Economic Development, in its sole discretion, considers appropriate. If we are awarded a permit and subsequently discover a deposit or occurrence of petroleum, and satisfy the Ministry that the results of exploration justify granting a production permit, we may, on application before the expiry of the exploration permit, obtain a production permit for up to 40 years for such part of the land as the deposit or occurrence relates. The application for the production permit requires sufficient funding to develop the well and failure to secure adequate funding to meet these needs will result in the forfeiture of the permit. Changes to the conditions prescribed in a permit may be made by application to the Ministry, provided we are in substantial compliance with the conditions of the permit.

Once awarded a permit we are required to complete a work program approved by the Ministry of Economic Development as the delegated regulatory agency, to maintain the permit in good standing. The permit terms consist of three schedules that define the permit area, work program and milestones, and the royalties payable to the New Zealand government upon commercial discovery. The activities under the work program must be completed by the dates specified in order to maintain the permit in good standing. Failure to meet the terms of the work program obligation may result in revocation of the permit in the sole discretion of the Ministry of Economic Development as the relevant regulatory agency and authority charged with administering all permits to explore the Crown's mineral estate. Before such a revocation occurs, however, the Ministry of Economic Development must first issue a notice of default to us and we have 60 days to cure the default. In the of event we are unable to remedy any default the permit will be revoked and our ability to explore for oil and gas in New Zealand will be severely curtailed.

If we are awarded a permit we may also apply for an extension of time but the Ministry of Economic Development will generally only consider delays related to local government environmental reviews and insurmountable logistics problems, such as the non-availability of a suitable rig to drill at the required time. The Ministry of Economic Development may also direct that any resultant petroleum products be refined or processed in New Zealand. The Ministry of Economic Development also has the jurisdiction to unitize producing permits. Specifically, if a dispute arises between adjacent permit holders over the rights to an oil and gas pool that traverses both permits the Minister has the authority to combine the permits and split or unitize the production between the permit holders. Specifically, the Crown Minerals Act of 1991 provides procedures for the resolution of conflict with other forms of land tenure.

The Crown Minerals Act of 1991 also provides for the revocation of a permit if the Ministry of Economic Development has reason to believe that we are contravening, or not making reasonable efforts to comply with the Crown Minerals Act, the conditions of the permit, or a notice to rectify the contravention or non-compliance. Any transfer or other dealing with a permit is subject to the timely completion of an application and becomes effective only upon the consent of the Ministry of Economic Development.

Exploration permits also specify royalties payable to the New Zealand government under the Crown Minerals Program for Petroleum of 1995. If we are awarded a permit and have a subsequent commercial discovery we can exchange the exploration permit for a production permit. We would then be obligated to pay royalties at the higher of 5% of net sales revenues or 20% of accounting profits. The 5% royalty on net sales is payable within 30 days of the calendar quarter end. Net sales are calculated as gross sales plus hydrocarbons produced but not yet sold, less transportation, storage costs and certain other adjustments to sales. The comparison of the 5% royalty to the 20% accounting profits is calculated on an annual basis and payable 90 days subsequent to the end of the calendar year. The obligation to determine royalties payable may require additional accounting staff and expenses.

Accounting profits are defined as the excess of net sales revenues over the total of allowable deductions. Allowable deductions are the sum of the following costs incurred in the current year less any capital proceeds received during the year:

1. Production costs

2. Capital costs (exploration and development costs, permit acquisition costs and feasibility costs)

3. Indirect costs

4. Abandonment costs

5. Operating and capital overhead allowances

6. Operating losses and capital costs carried forward to future reporting periods

7. Abandonment costs carried back to prior reporting periods

COMMENT: 17 DESCRIPTION OF BUSINESS

Amended Disclosure: New Zealand petroleum exploration permits, page 5, paragraph 7

Specifically, if a dispute arises between adjacent permit holders over the rights to an oil and gas pool that traverses both permits the Minister has the authority to combine the permits and split or unitize the production between the permit holders.

COMMENT: 18 DESCRIPTION OF BUSINESS

Amended Disclosure: Environmental regulation in New Zealand, page 7, paragraph 1

We are subject to local environmental laws and regulations and are liable for damages and the costs for which we are held responsible. Any material change in these local laws could have an adverse effect on our business and our ability to operate effectively. There is no assurance that environmental regulation in the jurisdiction in which we operate will not change in a manner that may adversely affect our business. We have limited resources and it will be difficult to adjust to the changing circumstance from one locality to the other should our operational interests spread beyond more than one governing locality. Importantly, we do not carry insurance against environmental risk which creates the possibility that we will not be able to afford any loss resulting in the failure of the business and the complete loss of your investment.

COMMENT: 19 RISK FACTORS

Amended Disclosure: Risk factors, page 7, paragraph 4

We have one officer and director and he spends only a portion of his time on our business. The management and growth of the company depends on the continued involvement of Mr. Fink who may not be easily replaced if he should resign. We do not have employment agreements in place with Mr. Fink nor do we carry key-person insurance. Mr. Fink has another business interest, which results in him devoting approximately 60% of his time to this other interest while the remaining 40% of his time is devoted to the business of the company. A conflict of interest between Mr. Finks other business interest and us could be detrimental to us.

We have a limited history of operations making it difficult to evaluate our current value and chance of success. We intend to acquire exploration properties either through government gazettal or joint ventures. We have limited history of success in these areas and there is no guarantee that we will ever acquire any exploration interests. Our limited history and successes makes it difficult to evaluate the current value of our shares and our chances of success in the future leading to volatility in the value of your investment.

COMMENT: 20 RISK FACTORS

Amended Disclosure, Business of Issuer, page 4, paragraph 1

As at the end of on March, 2005 we have an accumulated deficit of $134,231 and we expect to continue incurring operating losses and accumulating deficits until such time that we achieve profitable operations.

Amended Disclosure: Risk factors, page 7, paragraph 6

As at March 31, 2005 we have an accumulated deficit of $134,231 and we expect to continue incurring operating losses and accumulating deficits in future periods.

COMMENT: 21 PLAN OF OPERATIONS

Amended Disclosure: Plan of operations, page 11, paragraph 4

To date we have held preliminary discussions with existing permit holders active in the Taranaki Basin and Canterbury Basin in New Zealand's north and south islands. Additionally, though not the company's primary focus we have initiated preliminary assessments with permit holders active in Canada's western sedimentary basin. These discussions have centered on the specific requirements of the exploration programs including but not limited to play types, land title security, operating budgets and time commitments. To date no formal agreement or understandings have been reached between the parties on any of our discussions.

COMMENT: 22 PLAN OF OPERATIONS

Amended Disclosure: Plan of operations, page 11, paragraph 5

As of March 31, 2005, we had $54,669 in working capital, consisting of $60,534 in cash and $5,865 in debt.

COMMENT: 23 PLAN OF OPERATIONS

Amended Disclosure: Plan of operations, page 11, paragraph 6

Mr. Fink has given us his undertaking to act as President and Director until March 31st, 2006 but he has not signed any employment or consulting agreement with us. Starting April 1st 2005, the company is paying him, from working capital, a monthly fee of two thousand dollars for the following work through March 31, 2006:

COMMENT: 24 PLAN OF OPERATIONS

Amended Disclosure: Plan of operations, page 11, paragraph 6

Starting April 1st 2005, the company is paying him, from working capital, a monthly consulting fee of two thousand dollars in order to carry out the following work through March 31, 2006.

COMMENT: 25 DESCRIPTION OF PROPERTY

Amended Disclosure: Description of Property, page 12, paragraph 7

Our executive corporate offices are leased on a month-to-month basis at $140 per month and include all phone, mail, secretarial, and office services.

COMMENT: 26 DIRECTORS, EXECUTIVE OFFICERS

Amended Disclosure: Directors, executive officers, promoters and control persons, page 14, paragraph 1

Of the companies Mr. Fink has worked for the following are SEC reporting companies: Amoco Petroleum, Dominion Energy, and AMG Oil Ltd.

COMMENT: 27 EXECUTIVE COMPENSATION

Supplemental Disclosure

Further to staff comment 39 we have amended the disclosure statement by removing the reference to "future services consideration". The $50,000 has now been booked as stock-based compensation in April of 2004.

Amended Disclosure: Executive compensation, page 15, paragraph 2

On April 2, 2004, the Company issued a total of 2,116,667 common shares to our President at that time for cash consideration of $12,700 at $0.006 per share and for services consideration of $50,000 at $0.024 per share for a total amount of $62,700. The shares were issued at the fair value of the common stock. The President provided consulting services between the months of February and April 2004. These services included but were not limited to preparing the termination of the services agreement with the previous transfer agent, Computershare and entering into a new agreement with Interwest Transfer Co., the company's new transfer agent. Securing the resignations of the previous directors and officers, confirming the closure of the company's New Zealand subsidiary and all matters related thereto, changing the banking signatories and establishing new banking accounts with Wells Fargo, engaging new legal counsel, reviewing the financial statements for the company, and initiating the search for new directors and officers. He also commenced preliminary discussions with the New Zealand Crown Minerals Department and commenced discussions with existing permit holders in New Zealand.

COMMENT: 28 EXECUTIVE COMPENSATION

Supplemental Disclosure

Further to staff comment 39 we have amended the disclosure statement and removed any reference to deferred compensation. These amendments should further remove any potential conflict in footnote 2(g).

Amended Disclosure: Financial Statements, page 40, paragraph 6

On April 2, 2004, the Company issued a total of 2,116,667 common shares to its President for cash consideration of $12,700 at $0.006 per share and for services consideration of $50,000 at $0.024 per share for a total amount of $62,700.

COMMENT: 29 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Amended Disclosure: Certain relationships and related transactions, page 15, paragraph 6

The purchase of 1,000,000 million common shares of Gondwana Energy Ltd. from International Resource Management Corp. was an arm's length transaction priced at $0.001 per share. The business rationale behind the purchase was to increase the book value per share for the remaining shareholders. (See exhibit 10.1 for the complete purchase agreement.)

Amended Disclosure: Index to exhibits, page 42, paragraph 1

10.1	International Resources Management Corp. purchase agreement

COMMENT: 30 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Supplemental Disclosure

The transaction encompassed $4,273 and pursuant to Regulation S-B 404(b)(4) we elected to not include the transaction in the Related Transactions section. Having regard to staff comment we have made the following amendment to the registration statement.

Amended Disclosure: Certain relationships and related transactions, page 15, paragraph 5

During the year ended September 30, 2003 we recovered $4,273 of expenses. At the time Garth Johnson was a director of both companies involved in the transaction.

COMMENT: 31 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Amended Disclosure: Certain relationships and related transactions, page 15, paragraph 7

In addition to his position in our management, Mr. Fink is also our only promoter.

COMMENT: 32 MARKET PRICE AND DIVIDENDS

Amended Disclosure: Shareholder matters, page 18, paragraph 1

2005
	First Quarter	0.30	0.06

COMMENT: 33 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Amended Disclosure: Changes in and disagreements with accountants, page 19, paragraph 5

On December 8, 2004, we entered into a contractual relationship with Hoogendoorn Vellmer, Chartered Accountants, of Vancouver, British Columbia, Canada. They were appointed auditor by our board of directors, which at the time consisted of Rory O'Byrne and Cameron Fink. There have not been any disagreements with the auditor on any audit or accounting issues.

COMMENT: 34 FINANCIAL STATEMENTS

Supplemental Disclosure

Yes - All services provided by our previous officers have been recorded in the financial statements. Specifically, the services provided were accounted for as deferred stock based compensation. However, having regard to staff comment 39 and the amendments to the financial statements in response, we have booked additional contributed capital in the amount of $1,000 per month from May of 2004 through March of 2005 for the services provided. He devoted approximately 20% of his time to the company during this period.

Mr. Fink is being a fee of $2,000 for his services as our current CEO which is being accounted for as consulting services. We have also booked additional contributed capital in the amount of $2,000 per month from January of 2005 through March of 2005 for the services he provided. He devotes approximately 40% of his time to company business.

Amended Disclosure: Financial statements, page 40, paragraph 8

NOTE 5 - DONATED CAPITAL

During the three months ended December 31, 2004, $3,000 of consulting services were donated to the Company by its President and accounted for as donated capital (year ended September 30, 2004 - $5,000; year ended September 30, 2003 - $nil).

The donated consulting services were recorded at their estimated fair value.

COMMENT: 35 FINANCIAL STATEMENTS

Amended Disclosure: Financial statements, page 26

OTHER INCOME AND (EXPENSES)
Interest Income	(5)	(327)	(657)	(10,244)
Gain on sale of oil and gas property	-	-	-	10,745
Recovery of expenses	-	-	4,982	4,982
Write-down of incorporation costs	-	-	-	(12,500)

COMMENT: 36 FINANCIAL STATEMENTS

Supplemental Disclosure

We have revised the financial statements to record the entire $50,000 stock based compensation to our previous CEO in April of 2004 and have updated the executive compensation section to disclose this compensation. We have included the amended Balance Sheet, Income Statement, Statement of Stockholders' Equity, and Statement of Cash Flows in our response to comment 39.

Amended Disclosure: Executive compensation, page 15, paragraph 2

On April 2, 2004, the Company issued a total of 2,116,667 common shares to our President at that time for cash consideration of $12,700 at $0.006 per share and for services consideration of $50,000 at $0.024 per share for a total amount of $62,700. The shares were issued at the fair value of the common stock. The President provided consulting services between the months of February and April 2004. These services included but were not limited to preparing the termination of the services agreement with the previous transfer agent, Computershare and entering into a new agreement with Interwest Transfer Co., the company's new transfer agent. Securing the resignations of the previous directors and officers, confirming the closure of the company's New Zealand subsidiary and all matters related thereto, changing the banking signatories and establishing new banking accounts with Wells Fargo, engaging new legal counsel, reviewing the financial statements for the company, and initiating the search for new directors and officers. He also commenced preliminary discussions with the New Zealand Crown Minerals Department and commenced discussions with existing permit holders in New Zealand.

Amended Disclosure: Financial statements, page 40, paragraph 6

On April 2, 2004, the Company issued a total of 2,116,667 common shares to its President for cash consideration of $12,700 at $0.006 per share and for services consideration of $50,000 at $0.024 per share for a total amount of $62,700. The shares were issued at their estimated fair value in consideration for consulting services provided by the President.

COMMENT: 37 FINANCIAL STATEMENTS

Supplemental Disclosure

The lease agreement is on a month-to-month basis and contains no long-term liability. As such we believe no further disclosure is required regarding our office space.

COMMENT: 38 FINANCIAL STATEMENTS

Supplemental Disclosure

Management does not foresee that there is a reasonable possibility of a loss contingency and we are not aware of any circumstance that would warrant a contingency disclosure.

COMMENT: 39 FINANCIAL STATEMENTS

Supplemental Disclosure

The shares are not subject to a vesting period. We revised the financial statements to reflect stock compensation of $50,000 in 2004. The stock based compensation for the year ending September 30 2004 and period ending December 30, 2004 has been revised to $50,000 and $0, respectively. The balance sheet has been adjusted for the year ending September 30, 2004 and period ending December 31, 2004. We have included the balance sheet, income statement, statement of stockholders' equity, statement of cash flows, and note addressing fair value.

Amended Disclosure: Financial statements, pages 30-35

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)
BALANCE SHEETS

As at	December 31, 2004	September 30, 2004	September 30, 2003

ASSETS

Current Assets
Cash	$68,578	$69,023	$62,418

TOTAL ASSETS	$68,578	$69,023	$62,418

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities (Note 3 a))	$7,385	$3,080	$-

TOTAL LIABILITIES	7,385	3,080	-

STOCKHOLDERS' EQUITY

Common stock (Note 4) Authorized: 100,000,000 shares, $0.00001 par value Issued and outstanding: 4,216,667 shares (September 30, 2004: 4,216,667 shares and September 30, 2003: 2,100,000 shares)	42	42	21

Additional paid-in capital	173,658	173,658	110,979

Donated capital (Note 5)	8,000	5,000	-

Deficit accumulated during the exploration stage	(120,507)	(112,757)	(48,582)

TOTAL STOCKHOLDERS' EQUITY	61,193	65,943	62,418

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$68,578	$69,023	$62,418

NOTE 1 - INCORPORATION, NATURE AND CONTINUANCE OF OPERATIONS

See accompanying Notes to the Financial Statements

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS

				Cumulative
				from
				Inception
	Three Months			(September 5,
	Ended	Years Ended		1997) to
	December 31,	September 30,		December 31,
	2004	2004	2003	2004

REVENUE	$-	$-	$-	$-

GENERAL AND ADMINISTRATIVE EXPENSES
Bank charges	70	234	219	1,286
Consulting services (Note 5)	3,000	5,000	-	15,903
Foreign exchange	-	-	-	6,539
Office and administrative services	150	450	1,834	28,618
Professional fees	3,600	3,060	-	16,926
Rent	750	2,250	-	3,000
Stock-based compensation (Note 4)	-	50,000	-	50,000
Transfer agent and filing fees	185	3,508	1,199	11,706

	7,755	64,502	3,252	133,978

NET OPERATING LOSS	(7,755)	(64,502)	(3,252)	(133,978)

OTHER INCOME AND (EXPENSES)
Gain on sale of oil and gas property	-	-	-	10,745
Interest income	5	327	657	10,244
Recovery of expenses	-	-	4,982	4,982
Write-down of incorporation costs	-	-	-	(12,500)

NET (LOSS) INCOME	$(7,750)	$(64,175)	$2,387	$(120,507)

BASIC NET (LOSS) INCOME PER SHARE	$(0.00)	$(0.00)	$0.00

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	4,216,667	3,134,907	2,100,000

See accompanying Notes to the Financial Statements

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY

From Inception (September 5, 1997) to December 31, 2004:

	Common Shares	Stock Amount	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total Stockholders' Equity (Deficiency)

		$	$	$	$

Balance, September 5, 1997	-	-	-	-	-

Issuance of common shares for cash at $0.001 per share on September 28, 1997	1,000,000	10	990	-	1,000

Net loss for the period	-	-	-	(2,522)	(2,522)

Balance, September 30, 1997	1,000,000	10	990	(2,522)	(1,522)

Issuance of common shares on acquisition of oil and gas property in New Zealand at $0.10 per share on June 25, 1998	100,000	1	9,999	-	10,000

Issuance of common shares for cash at $0.001 per share on July 8, 1998	1,000,000	10	990	-	1,000

Net loss for the year	-	-	-	(1,246)	(1,246)

Balance, September 30, 1998	2,100,000	21	11,979	(3,768)	8,232

Issuance of common shares for cash at $0.10 per share on November 20, 1998	1,000,000	10	99,990	-	100,000

Repurchase of common shares for cash at $0.001 per share on November 28, 1998	(1,000,000)	(10)	(990)	-	(1,000)

Net loss for the year	-	-	-	(9,569)	(9,569)

Balance, September 30, 1999	2,100,000	21	110,979	(13,337)	97,663

Net loss for the year	-	-	-	(34,290)	(34,290)

Balance, September 30, 2000	2,100,000	21	110,979	(47,627)	63,373

See accompanying Notes to the Financial Statements

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY (Continued)

From Inception (September 5, 1997) to December 31, 2004:

	Common Shares	Stock Amount	Additional Paid-in Capital	Donated Captial (Note 4)	Deficit Accumulated During the Development Stage	Total Stockholders' Equity (Deficiency)

		$	$	$	$	$

Balance, September 30, 2000 (carried forward)	2,100,000	21	110,979	-	(47,627)	63,373

Net loss for the year	-	-	-	-	(14,296)	(14,296)

Balance, September 30, 2001	2,100,000	21	110,979	-	(61,923)	49,077

Net income for the year	-	-	-	-	10,954	10,954

Balance, September 30, 2002	2,100,000	21	110,979	-	(50,969)	60,031

Net income for the year	-	-	-	-	2,387	2,387

Balance, September 30, 2003	2,100,000	21	110,979	-	(48,582)	62,418

Issue of common shares for cash at $0.006 per share and services at $0.024 per share on April 2, 2004 (Note 4)	2,116,667	21	62,679	-	-	62,700

Donated capital	-	-	-	5,000	-	5,000

Net loss for the year	-	-	-	-	(64,175)	(64,175)

Balance, September 30, 2004	4,216,667	42	173,658	5,000	(112,757)	65,943

Donated captial	-	-	-	3,000	-	3,000

Net loss for the period	-	-	-	-	(7,750)	(7,750)

Balance, December 31, 2004	4,216,667	42	173,658	8,000	(120,507)	61,193

See accompanying Notes to the Financial Statements

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS

				Cumulative
				from
				Inception
	Three Months			(September 5,
	Ended	Years Ended		1997) to
	December 31,	September 30,		December 31,
	2004	2004	2003	2004

OPERATING ACTIVITIES

Net (loss) income	$(7,750)	$(64,175)	$2,387	$(120,507)

Items not representing cash outlay:
- Consulting services	3,000	5,000	-	8,000
- Gain on sale of oil and gas property	-	-	-	(10,745)
- Stock-based compensation	-	50,000	-	50,000
Change in non-cash working capital items:
- Decrease in accounts receivable	-	-	46,294	-
- Increase (decrease) in accounts payable and accrued liabilities	4,305	3,080	(5,077)	7,385

Net cash provided by (used in) operating activities	(445)	(6,095)	43,604	(65,867)

INVESTING ACTIVITIES
Proceeds from sale of oil and gas property	-	-	-	46,200

Oil and gas property acquisition costs	-	-	-	(2,846)

Oil an gas exploration expenditures	-	-	-	(22,609)

Net cash provided by investing activities	-	-	-	20,745

FINANCING ACTIVITIES
Proceeds from issuance of common shares	-	12,700	-	113,700

Net cash provided by financing activities	-	12,700	-	113,700

(Decrease) increase in cash and cash equivalents	(445)	6,605	43,604	68,578

Cash and cash equivalents - beginning of period	69,023	62,418	18,814	-

Cash and cash equivalents - end of period	$68,578	$69,023	$62,418	$68,578

See accompanying Notes to the Financial Statements

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS (Continued)

				Cumulative
				from
				Inception
	Three Months			(September 5,
	Ended	Years Ended		1997) to
	December 31,	September 30,		December 31,
	2004	2004	2003	2004

SUPPLEMENTAL CASH FLOWS INFORMATION
Interest expense	$70	$234	$219	$1,285
Taxes	$-	$-	$-	$-
Foreign exchange loss	$-	$-	$-	$6,539

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
Purchase of oil and gas property for consideration of 100,000 of the Company's common shares at $0.10 per share	$-	$-	$-	$10,000
Issuance of 2,116,667 common shares for services at $0.024 per share on April 2, 2004	$-	$50,000	$-	$50,000
Donated consulting services	$3,000	$5,000	$-	$8,000

See accompanying Notes to the Financial Statements

Amended Disclosure, Financial statements, page 40, paragraph 6

On April 2, 2004, the Company issued a total of 2,116,667 common shares to its President for cash consideration of $12,700 at $0.006 per share and for services consideration of $50,000 at $0.024 per share for a total amount of $62,700. The shares were issued at their estimated fair value in consideration for consulting services provided by the President.

COMMENT: 40 FINANCIAL STATEMENTS

Supplemental Disclosure

International Resource Management Corp. owned 23.7% of our company at the time of the transaction. We have amended the note to the financial statements to clarify this point.

Amended Disclosure: Financial statements, page 41, paragraph 5

The common shares were purchased from International Resource Management Corp., a company that at the time owned 23.7% of the Company's outstanding common shares.

COMMENT: 41 SIGNATURES

Amended Disclosure: Signatures, page 43, paragraph 2

Gondwana Energy Ltd.

Date: May 18, 2005      By: /s/ Cameron Fink
                                                 Cameron Fink,
                                                 Chief Executive Officer, Chief Financial Officer